Exhibit 99.1

Endeavour Silver Corp.

Treasury Offering of Common Shares

November 20, 2024

The Common Shares will be offered by way of a prospectus supplement in each of the provinces of Canada, except Quebec, and in the United States. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, and a corresponding registration statement on Form F-10 has been filed with the U.S. Securities and Exchange Commission (the “SEC”). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. Copies of the final base shelf prospectus, any applicable shelf prospectus supplement, and the registration statement may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below. You may also get these documents for free by visiting SEDAR+ at www.sedarplus.ca or EDGAR on the SEC website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Endeavour Silver Corp. (“Endeavour Silver” or the “Company”).

Offering:	Treasury offering of 15,825,000 common shares (“Common Shares”)

Offering Price:	US$4.60 per Common Share

Issue Amount:	US$72,795,000

Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 10% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the offering will be used for general working capital and the advancement of the Pitarrilla Project.

Form of Offering:	Bought deal by way of a prospectus supplement in each of the provinces of Canada, except Quebec. Registered public offering pursuant to the multijurisdictional disclosure system in the United States.

Listing:	An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, FHSAs, and DPSPs.

Sole Bookrunner:	BMO Capital Markets

Commission:	5.0%

Closing:	November 27, 2024

The issuer, any underwriter or any dealer participating in the offering will arrange to send you the base shelf prospectus, any applicable shelf prospectus supplement or the registration statement or you may request the copies in Canada from BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email at bmoprospectus@bmo.com.